UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

PENGRAM CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

707062 105
(CUSIP Number)

Bernie J. Hoing
1200 Dupont Street, Suite 2J,
Bellingham, WA 98225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707062 105

1.	Names of Reporting Persons Bernie J. Hoing
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	850,010 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	850,010 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 850,010 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.7%*

* Based on 14,999,048 issued and outstanding shares of Pengram Corporation as at May 2, 2008.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 707062 105

This Schedule 13D/A (Amendment No. 1) is being filed by Bernie J. Hoing to amend and supplement the Schedule 13D of the Reporting Person dated May 4, 2007 filed with the Securities Exchange Commission.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Pengram Corporation, a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 1200 Dupont Street, Suite 2J, Bellingham, WA 98225.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Bernie J. Hoing (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 5525 - 185A Street, Surrey, British Columbia, Canada V3S 8S1.

(c)	Present Principal Occupation and Employment:

The Reporting Person was the President, Secretary, Treasurer and sole director of the Company from April 28, 2006 to May 2, 2008. Mr. Hoing serves as the president of Elmwood Home Ltd., a private company that is engaged in the construction business. The principal address of Elmwood Home Ltd. is 5525 - 185A Street, Surrey, British Columbia, Canada V3S 8S1. The Reporting Person is also a technical representative for a building and warranty company.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 707062 105

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 13, 2006, the Reporting Person acquired 9,000,000 Company Shares at a price of $0.001 per share for total proceeds of $9,000. The Reporting Person paid for these shares out of his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

On April 21, 2008, the Reporting Person entered into a share transfer agreement with Richard Donaldson, the President, Secretary, Treasurer and a director of the Company (the “Share Transfer Agreement”). On May 2, 2008, under the terms of the Share Transfer Agreement, the Reporting Person sold 8,000,000 Common Shares to Mr. Donaldson in consideration of payment of $8,000.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of May 2, 2008, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	850,010	5.7%

(1) As of May 2, 2008, there were 14,999,048 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Other than the transaction as described above, the Reporting Person has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No. 707062 105

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Share Transfer Agreement dated effective April 21, 2008 between Bernie J. Hoing and Richard Donaldson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2008
Date

/s/ Bernie J. Hoing
Signature

Bernie J. Hoing
Name/Title

SHARE TRANSFER AGREEMENT

This Agreement dated effective the 21st day of April, 2008.

BETWEEN:
	NAME OF TRANSFEROR:	BERNIE J. HOING

	ADDRESS OF TRANSFEROR:	1200 Dupont Street, Suite 2J
Bellingham, WA 98225

(the “Transferor”)
OF THE FIRST PART
AND:
	NAME OF TRANSFEREE:	RICHARD DONALDSON

	ADDRESS OF TRANSFEREE:	P.O. Box 230, Tower Plaza,
Leeward Highway, Providenciales
Turks & Caicos Islands BWI

(the “Transferee”)
OF THE SECOND PART

THIS AGREEMENT WITNESSES THAT in consideration of the price of US $8,000, being US $0.001 per share, paid by the Transferee to the Transferor, the receipt and sufficiency of which is acknowledged, and in reliance of the representations and warranties of the Transferee, the Transferor hereby agrees to sell 8,000,000 shares of the common stock (the “Shares”) of PENGRAM CORPORATION (the “Corporation”) to the Transferee free and clear of all liens, charges and encumbrances. The Transferee acknowledges and agrees that the shares are restricted securities, as contemplated under the United States Securities Act of 1933 which have been issued without registration and that all certificates representing the shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

The Transferee represents and warrants to the Transferor that:

(1)	The Transferee is not a “U.S. Person” as defined in Regulation S promulgated under the United States Securities Act of 1933.

(2)

The Transferee is acquiring the Shares for the Transferee’s own account for investment purposes, with no present intention of dividing its interests with others or reselling otherwise disposing of any or all of the Shares.

(3)

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

(4)	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

(5)	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of shares.

(6)

The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares and has had access to all information relating to the Corporation and its business operations, which would be necessary to make an informed decision to purchase the Shares.

The closing of this Agreement will take place on a date, at a time, and at a location mutually agreed upon by the parties hereto, and in any event no later than May 31, 2008. As soon as reasonably practicable after closing of this Agreement, and no later than 10 days after an information statement is prepared, filed with the Securities and Exchange Commission and transmitted to the security holders of the Corporation, each in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, the Transferee shall deliver such resignations and resolutions as may be necessary to have the Transferor appointed as the sole executive officer and sole director of the Corporation.

This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

/s/ Bernie J. Hoing
BERNIE J. HOING

/s/ Richard Donaldson
RICHARD DONALDSON